UNITED STATES
 SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

[ X ] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the fiscal year ended December 31, 2008

[  ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
 EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ________ to _______

Commission File Number	Name of Registrant, State of Incorporation, Address and Telephone Number	I.R.S. Employer Identification No.
001-32462	PNM Resources, Inc. (A New Mexico Corporation) Alvarado Square Albuquerque, New Mexico 87158 (505) 241-2700	85-0468296

PNM RESOURCES, INC.
RETIREMENT SAVINGS PLAN
(Full title of the plan)

 PNM Resources, Inc.
(Name of issuer)

Alvarado Square
Albuquerque, New Mexico 87158
(Address of issuer’s principal executive office)

PNM RESOURCES, INC. RETIREMENT SAVINGS PLAN

NOTE:  The accompanying financial statements have been prepared in part for the purpose of filing with the Department of Labor's Form 5500. Supplemental schedules required by 29 CFR 2520.103-10 of the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, other than the schedule listed above, are omitted because of the absence of the conditions under which they are required.

Report of Independent Registered Public Accounting Firm

To the Plan Administrator and Participants of PNM Resources, Inc. Retirement Savings Plan

We have audited the accompanying statement of net assets available for benefits of the PNM Resources, Inc. Retirement Savings Plan (the “Plan”) as of December 31, 2008 and December 31, 2007 and the related statement of changes in net assets available for benefits and supplemental schedule as of December 31, 2008.  These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and December 31, 2007, and the changes in net assets available for benefits as of or for the year ended December 31, 2008 in conformity with U.S. generally accepted accounting principles.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets held (at end of year) as of December 31, 2008 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  This supplemental schedule is the responsibility of the Plan’s management.  This supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/  GRANT THORNTON LLP

Albuquerque, New Mexico
June 15, 2009

PNM Resources, Inc. Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

	2008	2007

Investments, at fair value:
Shares of registered investment companies	$318,191,773	$435,503,482
Shares of common/collective trusts	32,065,667	21,775,987
Participant loans	10,725,388	11,111,579
PNM Resources, Inc. Common Stock Fund	5,637,243	7,621,490

Total investments	366,620,071	476,012,538

Receivables:
Employer contributions	421,401	560,957
Participant contributions	206	30
Total receivables	421,607	560,987

Total assets	367,041,678	476,573,525

Net assets available for benefits at fair value	367,041,678	476,573,525

Adjustment from fair value to contract value for
benefit-responsive investment contracts	419,120	(165,063)

Net assets available for benefits	$367,460,798	$476,408,462

PNM Resources, Inc. Retirement Savings Plan

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2008

Additions to net assets:
Investment income:
Interest and dividend income	$17,749,962
Net depreciation in fair value of investments	(127,372,749)

Total investment loss	(109,622,787)
Contributions:
Participants' contributions	21,503,268
Employer's contributions	19,742,357

Total contributions	41,245,625

Total additions, net of investment loss	(68,377,162)

Deductions from net assets:
Benefits paid to participants	38,900,834
Administrative and other expenses	36,816

Total deductions	38,937,650

Net decrease in net assets available for benefits before transfers	(107,314,812)

Assets transferred out to Optim Energy, LLC 401(k) Plan (see Note 1)	(1,632,852)

Net assets available for benefits, beginning of year	476,408,462

Net assets available for benefits, end of year	$367,460,798

PNM Resources, Inc. Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 1 - PLAN DESCRIPTION

The following description of the PNM Resources, Inc. (“PNMR” or the “Company”) Retirement Savings Plan (the “Plan”) is provided for general information purposes only.  More complete information regarding the Plan’s provisions may be found in the Plan document.

General

The Plan is a defined contribution plan sponsored by the Company and covering all employees of the Company and adopting affiliates who meet the eligibility requirements as defined by the Plan.  The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).  The Plan is administered by the PNMR Benefits Governance Committee (the “Committee”) and the PNMR Corporate Investment Committee has the authority regarding investment oversight for the Plan.  The PNMR Services Company Benefits Department also has responsibility for certain aspects of Plan administration.

The first Plan amendment was effective April 1, 2008 to include a Roth 401(k) feature available to all participants.  The Roth 401(k) vehicle was introduced as an additional deferral source for employees to diversify their retirement income from a tax perspective.

The second Plan amendment, executed on November 10, 2008 has several effective dates.  Effective January 1, 2007, the Plan was amended to define direct rollovers for distributees.  Effective January 1, 2008, the Plan was amended to comply with final regulations under Section 415 of the Internal Revenue Code that were published on April 5, 2007 and permit partial withdrawals of terminated participants’ accounts.  Effective January 1, 2009, the Plan added various same-sex spouse benefits.

Eligibility

Employees of the Company and its participating affiliates may participate in the employee deferred contributions portion of the Plan as of the first payroll period after the employee completes and submits the enrollment materials.  An employee becomes eligible to participate in the Company contributions portion of the Plan as of the first day of the payroll period after the employee completes three months of continuous service with the Company or its participating affiliates.

Employees of the Company and its participating affiliates who are hired on or after January 1, 2006, and who do not voluntarily elect to enroll in the employee deferred contributions portion of the Plan will be automatically enrolled in the employee deferred contributions portion of the Plan on the first day of the first payroll period after the employee has been employed for 30 days.  If an employee hired on or after January 1, 2006 does not want to be automatically enrolled on the employee deferred contributions portion of the plan, the employee must affirmatively elect not to participate.

Contributions and Vesting

Eligible employees may contribute between 1% and 100% of compensation as defined by the Plan, limited by requirements of the Internal Revenue Code (“IRC”).  For 2008, the maximum allowable pre-tax or Roth contribution was $15,500.  The Plan also allows participants attaining the age of 50 or older by the end of the calendar year to make catch-up contributions in accordance with Section 414(v) of the IRC.  The maximum catch-up contribution, either pre-tax or Roth, for 2008 was $5,000.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

If an employee is automatically enrolled in the Plan, the Company and its participating affiliates will automatically withhold 3% of the participant’s compensation each payroll period and contribute that amount on a before-tax basis to the participant’s account in the Plan.  Effective June 2006, all participants’ before-tax contributions will be automatically increased by 1% on the first pay date each June until the participant reaches the greater of (1) 100% of available eligible earnings or (2) the maximum amount of before-tax contributions permitted by the IRC unless a participant affirmatively elects to not have the participant’s contributions increased.

The Company provides a matching contribution of 75% of the participant’s contributions up to 6% of the participant’s eligible compensation (maximum Company contribution of 4.5%).  The Company also makes a contribution based on the participant’s age as follows:

Under 40 years of age	3%
40 - 44 years of age	5%
45 - 49 years of age	6%
50 - 54 years of age	8%
55 years of age or older	10%

The retirement benefit provided by this Plan is dependent upon the contributions made by the employee, and Company match, the Company’s age based contribution described in the table and the rate of return on the investments.  Should an employee not participate in the matching contributions, a retirement benefit will be derived exclusively from the age based contribution made by the Company.  Should an employee take full advantage of the matching portions by contributing 6%, a retirement contribution ranging from 13.5% to 20.5% can be accrued each year along with any investment gain or loss.

Participants are fully vested in their contributions and earnings (losses) thereon.  In addition, participants are vested in the Company’s contributions to the participant’s Plan account as soon as they are made.  There were no forfeitures during 2008 and 2007.

Benefits

Upon termination of service for any reason, a participant may elect to receive benefits via a distribution in a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, direct a rollover of the account balance to another qualified plan or individual retirement account or leave the account in the Plan if the balance is $1,000 or greater.

Participant Accounts

Individual accounts are maintained for each of the Plan’s participants to reflect the participant’s contribution, the Company’s contribution and the participant’s share of the Plan’s income and expenses.  Allocations are based on participant account balances, as defined in the Plan document.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Investment Options

Participants are able to allocate their contributions among various investment options.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum aggregate equal to the lesser of $50,000 or 50% of their account balance.  Amortization periods may not exceed five years.  Loans for the purchase of a primary residence may be repaid over a longer period of time, as determined by the Committee.  All loans shall be repaid with a substantially level amortization of both principal and interest in a schedule prescribed by the Committee with payments made at least quarterly.  Any loan is secured by 50% of the balance in the participant’s account and bears interest at a rate commensurate with the interest rates charged by persons in the business of lending money for loans which would be made under similar circumstances, as determined by the Committee.  Interest rates on outstanding loans at December 31, 2008 range from 5% to 10.75% and have maturity dates that range from February 2009 to September 2018.

Transfers

In early 2007, PNM Resources, Inc. and ECJV Holdings, LLC, a wholly owned subsidiary of Cascade Investment, L.L.C., formed EnergyCo, LLC. In February 2009, the name of EnergyCo, LLC was changed to Optim Energy, LLC (“Optim Energy”).  PNMR and ECJV each have a 50 percent ownership interest in Optim Energy.  A new defined contribution plan was established to provide benefits for employees employed with Optim Energy.  The new defined contribution plan was originally named EnergyCo, LLC 401(k) Plan and was changed to Optim Energy, LLC 401(k) Plan in February 2009. During 2008, plan assets related to former PNM Resources, Inc. employees were transferred to Optim Energy, LLC 401(k) Plan in the amount of $1,632,852, which is included on the accompanying statement of changes in net assets available for benefits.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America.

Income Recognition

Interest income is recorded as earned on the accrual basis.  Dividend income is recorded on the exdividend date.  Capital gain distributions are included in dividend income.

Investment Valuation

Investments of the Plan are stated at fair value.  Investments in registered investment companies are valued at quoted market prices, which represent the net asset value of shares held by the Plan at year-end.  Units in the common/collective trusts are valued at net asset value at year-end.  The Company stock fund is valued at its year-end unit closing price (comprised of year-end market price plus uninvested cash position).  Participant loans are valued at cost, which approximates fair value.  Purchases and sales are reflected on a trade-date basis.

The common collective trust fund holds underlying investments in investment contracts and is valued based on the fair value of the contracts and is then adjusted by the issuer to contract value.  Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.  Contract value represents contributions made to the fund, plus earnings, less participant withdrawals.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

Participants do not have a beneficial ownership in specific underlying securities in the fund, but have an interest therein represented by units valued as of the last business day of the period.

Risks and Uncertainties

The Plan invests in various investment securities.  Investments are exposed to various risks such as interest rate, market and credit risks.  Due to the level of risk associated with certain investments and the level of uncertainty related to changes in the value of investments, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the statements of net assets available for benefits and the statements of changes in net assets available for benefits.

Administrative Expenses

The Company pays substantially all administrative expenses of the Plan, except for the administrative costs of mutual funds and loan processing fees.

Payment of Benefits

Benefits are recorded when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities and changes therein, and disclosure of contingent assets and liabilities at the date of the financial statements.  Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts

As described in Financial Accounting Standards Board Staff Position FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the “FSP”), investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to direct or indirect investments in fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  As required by the FSP, the Statement of Net Assets Available for Benefits presents the investment contracts at fair value and an adjustment to contract value.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 3 - INVESTMENTS

The fair value of individual investments as of December 31 that represent five percent or more of the Plan’s net assets at the respective year-end dates are as follows:

	2008	2007

Vanguard Prime Money Market Fund	$60,582,122	$57,227,250
Vanguard Wellington Fund	45,423,595	63,174,135
Vanguard PRIMECAP Fund	41,012,305	64,040,445
Vanguard Retirement Savings Trust	32,065,667	21,775,987
Vanguard 500 Index Fund	30,893,553	52,332,662
PIMCO Total Return Fund	29,832,799	25,299,474
Vanguard Windsor II Fund	24,595,383	44,206,493
Vanguard Target Retirement 2015	19,153,808	24,334,735
American Funds EuroPacific R5	18,777,585	34,422,980

During 2008, the Plan’s investments (depreciated)/appreciated in fair value as follows:

Registered investment companies	$(122,871,880)	$4,720,733
PNM Resources, Inc. Common Stock Fund	(4,500,869)	(3,332,516)

	$(127,372,749)	$1,388,217

The net (depreciation) appreciation in fair value of investments includes both realized (losses) gains and unrealized (depreciation) appreciation.

NOTE 4 - TAX STATUS

The Internal Revenue Service (“IRS”) has determined and informed the Company by a letter dated April 19, 2004, that the Plan and the related trust are designed in accordance with applicable sections of the IRC.  Although the Plan has been amended since receiving the Determination Letter, the Plan Administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.  In January 2007, the Company applied for a new Determination Letter.  The IRS, by letter dated February 9, 2007, acknowledged the Company’s application, which remains pending.

NOTE 5 - PARTY-IN-INTEREST

The Plan presently holds shares of the Company’s stock.  Participants are allowed to invest their accounts in the PNMR Common Stock Fund.  In addition, the Plan invests in shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (“VFTC”).  VFTC acts as the Trustee for only those investments as defined by the Plan.  Transactions in these investments qualify as party-in-interest transactions which are exempt from the prohibited transaction rules.

PNM Resources, Inc. Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 6 - PLAN TERMINATION

Although it has not expressed any interest to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their account balances remaining after the final allocation of expenses and fund profits or losses.

NOTE 7 - FAIR VALUE DISCLOSURES

On January 1, 2008, the Plan adopted Financial Accounting Standards Board Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”).  SFAS 157 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  Fair value is based on current market quotes as available and is supplemented by modeling techniques and assumptions made by the Plan to the extent quoted market prices are not available.

The Plan determines the fair values of its investments based on the fair value hierarchy established in SFAS 157, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.  The standard describes three levels of inputs that may be used to measure fair value.  Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date.  Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.  Level 3 inputs are unobservable inputs for the asset or liability.

Investments measured at fair value consisted of the following types of instruments, classified according to the SFAS 157 fair value hierarchy, at December 31, 2008:

Investments at Fair Value as of December 31, 2008

	Total	Level 1	Level 2	Level 3

Shares of registered investment companies	$318,191,773	$318,191,773	$-	$-
Shares of common/collective trusts	32,065,667	-	32,065,667	-
Participant loans	10,725,388	-	-	10,725,388
PNM Resources, Inc. Common Stock Fund	5,637,243	5,637,243	-	-
Total investments measured at fair value	$366,620,071	$323,829,016	$32,065,667	$10,725,388

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2008:

Participant Loans
Balance at beginning of period	$11,111,579
Issuances, repayments and settlements, net	(386,191)
Balance at end of period	$10,725,388

PNM Resources, Inc. Retirement Savings Plan

NOTES TO FINANCIAL STATEMENTS

December 31, 2008 and 2007

NOTE 8 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the amounts reflected in the Form 5500 as of December 31:

	2008	2007

Net assets available for benefits per the financial statements	$367,460,798	$476,408,462
Adjustment from contract value for fully benefit-responsive investment contracts	(419,120)	165,063

Net assets available for benefits per the Form 5500	$367,041,678	$476,573,525

The following is a reconciliation of the net increase (decrease) in assets before transfers per statements to the amounts reflected in the Form 5500 as of December 31, 2008:

2008

Net (decrease) in assets before transfers out per the financial statements	$(107,314,812)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts 12/31/08	(419,120)
Adjustment from contract value to fair value for fully benefit-responsive investment contracts 12/31/07	(165,063)

Net (decrease) in assets before transfers out per Form 5500	$(107,898,995)

Schedule I
PNM Resources, Inc. Retirement Savings Plan
EIN 85-0468296, Plan No. 005

SCHEDULE H, LINE 4(i) - SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2008

Identity of Issue		Description of Investment	Cost	Fair Value

	Vanguard Group:
*	Vanguard Prime Money Market Fund	Registered investment company	**	$ 60,582,122
*	Vanguard Wellington Fund	Registered investment company	**	45,423,595
*	Vanguard PRIMECAP Fund	Registered investment company	**	41,012,305
*	Vanguard Retirement Savings Trust	Common/collective trust	**	32,065,667
*	Vanguard 500 Index Fund	Registered investment company	**	30,893,553
*	Vanguard Windsor II Fund	Registered investment company	**	24,595,383
*	Vanguard Target Retirement 2015	Registered investment company	**	19,153,808
*	Vanguard Target Retirement 2025	Registered investment company	**	14,399,223
*	Vanguard Explorer Fund	Registered investment company	**	10,450,795
*	Vanguard Target Retirement 2035	Registered investment company	**	6,848,306
*	Vanguard Target Retirement 2045	Registered investment company	**	5,023,104
*	Vanguard Target Retirement 2005	Registered investment company	**	3,920,094
*	Vanguard Target Retirement Income	Registered investment company	**	2,984,074
	American Funds EuroPacific R5	Registered investment company	**	18,777,585
	PIMCO Total Return Fund	Registered investment company	**	29,832,799
	RS Partners	Registered investment company	**	4,295,027

*	Participant Loans	5% - 10.75%, maturing	**	10,725,388
		2/2009 to 9/2018

*	PNM Resources, Inc. Common Stock Fund	Company stock fund	**	5,637,243

	Total investments			$ 366,620,071

*	Represents a party-in-interest.
*	* Participant-directed investment, cost not required.

EXHIBIT INDEX

Exhibit Number:

23.1	Consent of Grant Thornton LLP.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed by the undersigned hereunto duly authorized.

PNM RESOURCES, INC.
Retirement Savings Plan
(Name of Plan)

Date: June 19, 2009	By:	/s/ Alice Cobb
Alice Cobb
Committee Chairperson, PNM Resources, Inc.
Benefits Governance Committee